Exhibit 99.2
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. : 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507
Tel : + 91 40 4900 2900
Fax : + 91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013, read with the Companies

(Management and Administration) Rules, 2014]

Dear Members,

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (‘the Act’), read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to other applicable laws and regulations, that the resolution appended below for adoption of new Articles of Association of the Company is proposed to be passed by the Members through postal ballot / electronic voting (e-voting).

The explanatory statement pertaining to the aforesaid resolution setting out the material fact concerning item and the reason thereof is annexed hereto with the Postal Ballot Form for your consideration.

The Board of Directors of the Company has appointed Mr. G Raghu Babu, Company Secretary in Practice, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self addressed Business Reply Envelope. Postage of such envelope will be borne and paid by the Company. Postal Ballot Form, if sent by courier or by registered post / speed post at the expense of the Member will also be accepted. The Postal Ballot Form may also be deposited personally at the address given on the self addressed Business Reply Envelope. The duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Thursday, 17 September 2015 (6.00 PM IST) to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the Member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section ‘Voting through electronic means’. References to postal ballot in this Postal Ballot Notice include votes received electronically (e-voting).

The Scrutinizer will submit his report to the Chairman of the Company after the completion of the scrutiny of the postal ballots and e-voting. The result of the Postal Ballot shall be announced on Friday, 18 September 2015, at the Registered Office of the Company. The result would be declared and displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed along with the Scrutinizer’s report on the Company’s website www.drreddys.com.

Resolution

Item no. 1- Adoption of new Articles of Association of the Company.

To consider and, if thought fit, to pass the following resolution as a Special Resolution by means of postal ballot and e-voting :

“RESOLVED THAT pursuant to the provisions of Section 14 and all other applicable provisions of the Companies Act, 2013 read with the Companies (Incorporation) Rules, 2014, and other rules made thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force), the approval of the members of the Company be and is hereby accorded to the adoption of new set of Articles of Association in substitution, and to the entire exclusion of the regulations contained in the existing Articles of Association of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company (including a Committee thereof) or any person(s) authorised by the Board to exercise the powers conferred on the Board, be and is hereby authorized to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

By Order of the Board

Sd/-
Place: Hyderabad	Sandeep Poddar
Date: 30 July 2015	Company Secretary

Notes

1.	The statement pursuant to Section 102 (1) of the Act stating all material facts and the reasons for the proposal is annexed herewith.

2.	The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, 7 August 2015. The Postal Ballot Notice is being sent to Members who have registered their email IDs for receipt of documents in electronic form to their email addresses registered with their Depository Participants / the Company’s Registrar and Transfer Agent. For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice along with Postal Ballot Form are being sent by permitted mode along with a postage prepaid self addressed Business Reply Envelope.

3.	Members whose names appear on the Register of Members / List of Beneficial Owners as on Friday, 7 August 2015 will be considered for the purpose of voting / e-voting.

4.	Resolution passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.

5.	The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Form will be treated as invalid.

6.	Members who have received Postal Ballot notice by email and who wish to vote through physical Postal Ballot Form or in case a member is desirous of obtaining a duplicate Postal Ballot Form, he or she may send an e-mail to shares@drreddys.com. The Registrar and Transfer Agents / Company shall forward the same along with postage prepaid self addressed Business Reply Envelope to the Member.

7.	In compliance with Section 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on the resolution through the e-voting facility provided by NSDL. The instructions for electronic voting are annexed to this Notice.

8.	A Member cannot exercise his / her vote through proxy on postal ballot.

9.	Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Notice and Form and return the Form duly completed and signed, in the enclosed self addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours on Thursday, 17 September 2015 (6.00 PM IST). The postage of such envelope will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members will also be accepted. If any postal ballot is received after close of working hours on Thursday, 17 September 2015 (6.00 PM IST), it will be considered that no reply from the Member has been received.

10.	The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced on Friday, 18 September 2015, at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India. The result would be declared and displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed along with the Scrutinizer’s report on the Company’s website www.drreddys.com.

11.	The last date of receipt of the Business Reply Envelope with postal ballot form, i.e. Thursday, 17 September 2015, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

12.	All the documents referred to in the explanatory statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till Thursday, 17 September 2015.

Voting through electronic means

In compliance with Clause 35B of the Listing Agreement and Section 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e- voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing e- voting facility to all its Members.

The instructions for e- voting are as follows:

1.	Members whose e-mail IDs are registered with the Company / Depository Participant(s) will receive an email from NSDL informing them of their user ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process :

a.	Open the PDF file titled ‘Dr. Reddy’s Laboratories Limited- Postal Ballot.pdf’, using your Client ID (in case you are holding shares in demat mode) or Folio No. (in case you are holding shares in physical mode) as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.

If you are already registered with NSDL for e-voting, you will not receive this PDF file, you can use your existing user ID and password for Login. If you forgot your password, you can reset your password by using “Forgot User Details/Password” option available on www.evoting.nsdl.com. The existing user-ID is your Demat account number which is (DP-ID + CLIENT-ID). For e.g.: In case the DP ID is IN600570 and Client ID is 20004951 then User-ID will be IN60057020004951.

b.	Open the Internet browser and type the following URL : https://www.evoting.nsdl.com.

c.	Click on Shareholder – Login.

d.	Enter the user ID and password (the initial password noted in step (a) above). Click on Login.

e.	The Password change menu will appear. Change to a new password of your choice, making sure that it contains a minimum of 8 digits or characters or combination of the two. Please take utmost care to keep your password confidential.

f.	Once, the e- voting home page opens, click on e- voting > Active Voting Cycles.

g.	Select ‘EVEN’ (E-Voting Event Number) of “Dr. Reddy’s Laboratories Limited” Once you select the number, the Cast Vote page will open. Now you are ready for e-voting.

Members can cast their vote online from Wednesday, 19 August 2015 (9.00 AM IST) till Thursday, 17 September 2015 (6.00 PM IST).

h.	Cast your vote by selecting your favoured option and click ‘submit’. Also click ‘Confirm’ when prompted. Upon confirmation, the message ‘Vote cast successfully’ will be displayed. Please note that once your vote is cast, it cannot be modified.

i	Institutional Members (i.e. members other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant board resolution / authorization letter etc., together with the attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer’s e mail id: drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

2.	For Members whose email IDs are not registered with the Company / Depository Participant(s) and who have receive the physical Postal Ballot Forms, the following instructions may be noted :

a.	The initial password is provided at the bottom of the Postal Ballot Form.

b.	Please follow all the steps from a. to i. mentioned above, in point 1 order to successfully cast your vote.

3.	In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e- voting user manual for Members available in the ‘Downloads’ section of www.evoting.nsdl.com.

4.	Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot Password’ option available on the site to reset the password.

5.	The e-voting period commences on Wednesday, 19 August 2015 (9.00 AM IST) and ends on Thursday, 17 September 2015 (6.00 PM IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date, i.e. Friday, 7 August 2015, may cast their vote electronically. The e- voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it subsequently.

6.	The voting rights of Members shall be in proportion to their share of the paid up equity share capital of the Company as on the relevant date, i.e. Friday, 7 August 2015.

Statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item no. 1

The Articles of Association of the Company as currently in force were adopted when the Company was incorporated under the Companies Act, 1956 and further amendments were carried out from time to time, over the past several years. The references to specific sections of the Companies Act, 1956 in the existing Articles may no longer be in conformity with the Companies Act, 2013.

Considering that substantive sections of the Companies Act, 2013 which deal with the general functioning of the companies stand notified, it is proposed to amend / replace the existing Articles of Association with new Articles aligned with the provisions of Companies Act, 2013 including the Rules framed thereunder and adoption of specific sections from Table “F” to Schedule I to the Companies Act, 2013 which sets out the model Articles of Association for a company, limited by shares.

While some of the Articles of existing Articles of Association of the Company require alteration or deletions, certain provisions of existing Articles of Association have been simplified by providing reference to relevant Sections to the Companies Act, 2013 and the Rules framed thereunder, to avoid repetition in its entirety.

The proposed draft of new Articles of Association is available on the Company’s website at www.drreddys.com for perusal by the shareholders.

None of the Directors/Key Managerial Personnel of the Company/ their relatives are, in any way, concerned or interested, financially or otherwise, in the Special Resolution set out at item No.1 of the Notice.

The Board recommends the Special Resolution set out at item No.1 of the Notice for approval by the Members.

All documents referred to in the accompanying Notice and Statement pursuant Section 102(1) of the Companies Act 2013 will be available for inspection at the Registered Office of the Company during working hours on all working days form date of dispatch of the notice, up to the date of last date of voting i.e. Thursday, 17 September, 2015.

By Order of the Board

Sd/-

Place : Hyderabad	Sandeep Poddar

Date : 30 July 2015	Company Secretary